[redacted]

12013452

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44735

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pension Service Associates Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4570 Van Nuys Blvd., Suite 550
(No. and Street)

Sherman Oaks	CA	91403
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James A. Gilbert 310-584-7347
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road,	Los Angeles	CA	90027
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 22 2012
04 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James A. Gilbert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pension Service Associates Securities Corp., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature

President
Pres
Title

Kerry Webb
Consular Associate
Notary Public
Indefinite

Kingdom of Thailand
Bangkok Metropolis
Embassy of the United States of America
I do hereby certify that on 14 FEB 2012 before me personally appeared *JAMES ANDREW GILBERT* known or proved to me to be the same person who executed the foregoing instrument and acknowledged to me that he/she/they executed same as his/her/their free act and deed.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pension Service Associates Securities

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2011

Contents

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

Independent Auditor's Report

Mr. James A. Gilbert
Pension Service Associates Securities
Sherman Oaks, California

I have audited the accompanying statement of financial condition of Pension Service Associates Securities, as of December 31, 2011 and the related statements of income (loss), changes in financial condition and changes in owner's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1.

These financial statements are the responsibility of Pension Service Associates Securities' management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2011 and the related statements of income (loss), changes in financial condition and stockholder's equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
January 30, 2012

Pension Service Associates Securities
Statement of Financial Condition
December 31, 2011

Assets

Cash		$ 6,018
Commissions receivable		821
Loan receivable - owner		650
Total assets		$ 7,489

Liabilities and Owner's Equity

Liabilities		
Accrued expenses		$ 575
Total liabilities		575
Owner's Equity		
Retained earnings	$ 6,914	6,914
Total liabilities and owner's equity		$ 7,489

The accompanying notes are an integral part of these financial statements

Pension Service Associates Securities
Statement of Income (Loss)
For Year Ended December 31, 2011

Revenues	
Commission income	$ 10,171
Total Revenues	10,171
Expenses	
Administrative expenses	9,912
Professional fees	1,764
All other expenses	48
Total Expenses	11,724
Net Income (Loss)	$ (1,553)

The accompanying notes are an integral part of these financial statements

Pension Service Associates Securities
Statement of Changes in Owner's Equity
For Year Ended December 31, 2011

Balance, December 31, 2010	$ 8,467
Capital contribution	0
Net Income (Loss)	(1,553)
Balance, December 31, 2011	$ 6,914

The accompanying notes are an integral part of these financial statements

Pension Service Associates Securities
Statement of Changes in Financial Condition
For Year Ended December 31, 2011

Cash flows from operating activities:	
Net income (loss)	$ (1,553)
Adjustments to reconcile net income to net cash provided by (used in) operating activities	
(Increase) decrease in assets:	
Commissions receivable	(821)
Loan receivable - owner	0
Increase (decrease) in liabilities:	
Accrued expenses	575
Net cash provided (used in) operating activities	(1,799)
Net cash provided by (used in) investing activities	0
Cash flow from financing activities	
Capital contribution	0
Net cash provided by (used in) financing activities	0
Net increase(decrease) in cash	(1,799)
Cash at beginning of year	7,817
Cash at end of year	$ 6,018
Supplemental Cash Flow Information	
Cash paid for interest	0
Cash paid for income tax	0

The accompanying notes are an integral part of these financial statements

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Pension Service Associates Securities (the Company) is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Agency ("FINRA"). Business began in July 1992. The Company acts as a limited broker-dealer, authorized to conduct business exclusively in the distribution of shares of registered open end investment companies or unit investment trusts (mutual funds) or the sale of variable annuities. The Company claimed an exclusion from membership in the Securities Investor Protection Act of 1970. The firm conducts business with the mutual fund companies under separate dealer agreements on a fully disclosed basis and does not execute any wire order trades with them.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Revenue Recognition - Customers' securities transactions are recorded by the mutual fund companies on a settlement-date basis, generally the third business day following the transaction, with related commission income recorded by the Company when received and earned. Commission earned is recognized after mutual fund companies have adjusted for breakpoint, rights of accumulated adjustments and 12b-1 fees.

Income Taxes - The Company has elected to be taxed as a sole proprietor; therefore no tax liability is reported for the Company as all taxes are due and payable by the sole owner.

NOTE 3 – AFFILIATES

The Company is a related company to Pension Service Associates (PSA), a corporation. PSA is a pension consultant and administrator. PSA's clients may elect to have the Company be the broker of record. The Company will then invest the client's money from a group of approved mutual funds selected by the client. PSA pays substantially all of the Company's expenses, for which it receives a fee equivalent to 70% of the Company's revenue.

NOTE 4 - SIPC SUPPLEMENTARY REPORT REQUIREMENT

The Company is exempt from SIPC membership therefore is not required to file the SIPC Supplementary Report under SEA Rule 17a-5(e) (4) for fiscal year ending December 31, 2011.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net Capital and aggregate indebtedness change day to day, but on December 31, 2011, the Company had net capital of $6,263 which was $1,263 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($575) to net capital was .09 to 1, which is less than the 15 to 1 maximum allowed. See page 8 for the computation of net capital.

NOTE 6 - SUBSEQUENT EVENTS

Management has reviewed the results of its operations for the period of time from its year end December 31, 2011 and January 30, 2012, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Pension Service Associates Securities
Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
December 31, 2011

Computation of Net Capital

Total ownership equity (from Statement of Financial Condition)	$ 6,914
Non allowable assets:	
Commissions receivable - net of payable	(245)
Loan receivable - owner	(650)
Net Capital	$ 6,019

Computation of Net Capital Requirements

Minimum net capital indebtedness	
6.67% of net aggregate indebtedness	38
Minimum dollar net capital required	5,000
Net Capital required (greater of above amounts)	5,000
Excess Capital	$ 1,019

Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 5,961

Computation of Aggregate Indebtedness

Total liabilities (from Statement of Financial Condition)	575
Ratio of indebtedness to net capital	.09 to 1

Reconciliation

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$ 6,670
Variance:	
Increase in non-allowable assets	(650)
Rounding	(1)
Net Capital Per Audit	$ 6,019

The accompanying notes are an integral part of these financial statements

Pension Service Associates Securities
Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2011

A computation of reserve requirement is not applicable to Pension Service Associates Securities as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

Pension Service Associates Securities
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2011

Information relating to possession or control requirements is not applicable to Pension Service Associates Securities as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

Part II
Report on Internal Control Required by SEC Rule 17a-5(g) (1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Pension Service Associates Securities
Sherman Oaks, California

In planning and performing my audit of the financial statements of Pension Service Associates Securities (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Pension Service Associates Securities
Sherman Oaks, California

Report on Internal Control Page 2

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
January 30, 2012